FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

March 3, 2023

Item 3. News Release

The news release was issued and disseminated via Accesswire on March 3, 2023 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company retracted the statements in its news release dated February 22, 2023.  Such statements should not be relied upon.

The Company received its Controlled Substances Licence ("Dealer's Licence") on August 24, 2022 and an amendment on February 17, 2023.  The Company's wholly-owned subsidiary Adastra Labs Inc. ("Adastra Labs") is licensed to conduct the following regulated activities: possession, production, assembling, sale/provision and sending, transportation and delivery with coca leaf, cocaine, and psilocybin.  Adastra Labs may only produce 1,000 grams of psilocybin and 250 grams of cocaine in 2023.

The Dealer's Licence issued to Adastra Labs does not permit Adastra Labs to sell coca leaf, psilocybin or cocaine to the general public.  For cocaine, and under the Dealer's Licence, Adastra Labs is only permitted to sell to other licensed dealers who have cocaine listed on their licence including pharmacists, practitioners, hospitals, or the holder of a section 56(1) exemption for research purposes under the Controlled Drugs and Substances Act (CDSA).

The Company is not currently undertaking any activities with cocaine under the Dealer's Licence and before doing so, it will only undertake such activities legally permitted by the Dealer's Licence and after consultation with applicable Provincial Governments.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

March 3, 2023